Filed Pursuant To Rule 433

Registration No. 333-275079

February 22, 2024

Crypto Connect Dallas 2024 - Introductions and Craig Salm's Legal Panel

Hoffman In partnerships at Grayscale. And as I mentioned, our agenda today is going to include Grayscale folks and also some friends, colleagues, peers in the industry that are really expert in their areas of crypto as well. I want to begin though, by just saying congratulations. Congratulations for joining us this morning. We are at a really exciting time in the crypto landscape, and we have a lot to talk about today. And we greatly appreciate you joining for this educational, event. We're 15 years into crypto now. This is a revolution that started in 2009. January 12th of 2009 is when Bitcoin first started. So we the network has been running for 15 years continuously. No downtime. Fully operational. That's 5518 days of the network getting stronger and stronger day by day, minute by minute, month by month. And so 15 years into this technology, but in a lot of ways, just getting started, I can tell you, I spent 18 years in ETFs before joining Grayscale. In the early days of ETFs, nobody really understood that technology. Fast forward to today. It's everywhere. There's over 3000 ETFs in the US, $8 trillion of assets. We are right now at the beginning of really the next frontier on crypto. And again, crypto is going to change the way that we live, the way we work, the way that we play. And we're going to talk about, a lot of that throughout today. A stat I saw before coming in here, 52 million Americans own crypto. So that's 1 in 5 Americans own crypto. So you hear this is kind of on the fringes or it's not a mass market thing. 1 in 5 Americans own crypto. So odds are your clients are thinking about this, talking about this, investing in this. And obviously it's an important category. So today's all about building education building, the thought leadership around this that you're in a better position to talk with clients. And we hope that as you navigate the next decade in crypto, that you look to Grayscale, to help you with that. And we're really going to talk about some of the, the depth of capability that we can lend, to you as well. I think in this industry, we're tasked with making, you know, probabilistic decisions about things that we don't know about the future. Right. And in a lot of ways, you know, we can't see the future, but we can look at data, we can take insights, we can look at things, and we can try to predict what's going to happen. And again, we're trying to arm you with that data set to help clients navigate that next decade. So there's a couple of, pieces of content in front of you. That I want to mention here. There is, the Grayscale Bitcoin book. Please take that home. With you. This is the, you know, a really good resource on Bitcoin from front to back. We can send you additional copies of this, read it. If you're looking to get up to speed in the space. It's a really good educational piece written by Grayscale. Who is who has done a lot of work in this space over the last decade. Take it home if you want additional copies yet you're looking for something for clients. We can send you that as well. The folder in front of you includes, a series of content. One piece I would call out in there is the Grayscale Bitcoin Primer. Again, for folks that might not want to read the whole book yet. You're introducing this concept to clients. This is a really nice educational piece on Bitcoin. And please take that content home. There's bags hanging off the back of your, your seat. Feel free to take, the content home with you. The agenda today. If I could find the clicker. Here we go. So the agenda that we're going to cover today, as I mentioned, it's going to be pretty action packed. We are going to start off with the crypto inflection point. This is kind of broken into two sections today. First half and a second half with an intermission in the middle and where you can stretch your legs, there'll be refreshments outside. Dave Lavelle, our global head of ETFs, is going to talk about the crypto inflection point. Then we're going to hear from Craig Salm, our head of legal. And he's going to provide a outlook on the regulatory environment. Obviously a lot happening in that space. Craig was really at the forefront to of helping bring, the ETF to market and has some great stories on on that side as well. Then we're going to hear from, Grayscale CEO Michael Sonnenshein on the crypto masterclass. So bringing you up to speed on what's happening in the space, we're going to invite our research team up, for part of that discussion to talk about the value of crypto, and what they're looking at, how to implement or, and some of the use cases and value propositions. We'll. Take a break. The second half of the program, we have a practitioners panel. So you're going to hear from a few of your peers on how they're thinking about crypto, how they're talking to clients about crypto, some of the misconceptions that they've come across in this space. We're then going to hear from Jeff Berkey on the business of Bitcoin mining. This is going to be a really interesting conversation. I got to sit next to Jeff last night at dinner. This is going to be a really interesting conversation on the, the, the business of Bitcoin mining. And we're going to cap off the day with a fireside chat with Tom Lee, the CEO, founder and head of research, at Fundstrat. And our CEO, Michael Sonnenshein is going to moderate that. I think that's going to be a really, action packed discussion as well. I'm sure Tom will have some some price targets for us there as well. By way of introduction, Grayscale. You know, I'll spend a moment here. We are the largest crypto focused investment management firm in the world. We've been doing this for, over ten years, since 2013, which is a long time in this space, and really pioneered, a number of categories of crypto, including the world's largest Bitcoin ETF, the world's largest Ethereum fund, and a whole series of, of other exposures, in crypto through private placements in other vehicles. The point of this is this is all we do, you know, is crypto. This is what we think about every day, all day, and have been doing it for really longer than anybody in the space throughout the day. We're going to use Slido, which is a way to interact with, folks that are presenting, if you open up a web browser, on your phone and punch in Slido, or you could scan this QR code and we're going to try this in a second. So if you open up a browser and open and, scan that or enter Slido dotcom and enter Crypto Connect Dallas, you're going to pop into this app and we'll be able to kind of interact, with, with each other. Each presenter is also going to take questions. So if you've got questions, pop them in Slido when they're up here. And they're going to look at those questions during their presentations. And they'll address any of the questions that come in. So again, if we could go to slido dotcom or scan that, that's going to get us into Slido and we're going to just do a quick audience poll for a second, and then I'm going to hand it over to Dave LaValle in a moment to kick off our first session. So if we advance to our first poll here, it's a pretty basic question. Have you invested in crypto before trying to gauge, you know, where people are at as it relates to crypto? So we have 13 people in right now. And so, you know, again, if you could come in here, you can stay on this page all day. It'll be the same Slido throughout the day. So 78% of people in the room have invested in crypto. It looks like we're at 80%. Not surprising. We're at a crypto event. Again, the stat that's out there is 52 million Americans own crypto. So 1 in 5. I think that is right. We're at 86% in this room. I guess that's not too surprising. Given this is a crypto event and, and, and, that and financial professionals tend to be higher, adopters of this technology, whether it's in their personal accounts or for clients. Let's move to the next question. I promise we're only going to pull you a couple of times. The rest of this is for you to send in questions to us, throughout the day. If we go to the next question, Danielle, let me advance this slide. So 88% is where we ended. Almost 90% of this room has invested in crypto. Wow. That's that's I think the highest number we've seen. Danielle, can we close this one and move to the next one? Perfect. So this is a word cloud. And what this is going to do is take feedback from you on, again, what are 1 to 2 words that come to mind when you think of crypto? And as you enter those words, it's it's all anonymous. All of this is anonymous. But as you enter those words so bitcoin the more commonly entered words. Hey Grayscale. Cool. Our marketing team is going to like that one. volatile speculative blockchain future North Korea. Interesting. That had to come from let's say decentralized blockchain is definitely about diversification, volatile future opportunity. Those are the big ones. Mystery. Hopefully we can dispel a bit of that mystery today. Opportunity. I think we certainly think that there's a lot of opportunity going forward in this space and that we're in the early days. Here. ETF very cool. I'm glad North Korea is not getting bigger. Cash alt okay. Not fiat money. Early innovation crypto. Very good. We'll take another second GBTC unusable. Hopefully we're able to kind of dispel some of that today as well. innovation mystery not fiat money. Hard to buy. Awesome. So if you want to take a picture of that, I think it's kind of a cool outcome. But anyways, this is what the room is thinking about. About crypto. And, great to see the Grayscale thing. I'm hoping that was in our employee base, putting that one in. But, so we are going to end here. Again, greatly appreciate everybody joining us today. I'm going to introduce Dave LaValle. Dave is the global head of ETFs. At Grayscale. He has sat across the ecosystem of trad fi, at State Street for a number of years. He was previously the CEO of Alarian, Global Indexes. He was at Nasdaq for a period of time. And most interesting thing I learned about Dave is we got to know each other through time. He's the only person I've ever known that's commuted from New York to Dallas, for a role here. So he's he's kind of a local, I guess you could say. I think you spend enough time, so. Welcome, Dave.

LaValle Thanks, man. Thanks.

Hoffman Dave.

LaValle I'm second. I got two quick ones from commuting to to Dallas. I learned that it's, Pecan Lodge, not Pecan Lodge. I got that one quick. And the whole University of Texas and Texas A&M thing. I got that straight. Those are two very different places, and they don't like each other. But John made a mention of, his daughter talking about, his job. I'm the global head of ETFs here. And for two and a half years, I couldn't get an ETF launched. So that was above a lot of jokes around the the place. But my 15 year old is a pretty intelligent guy. January 7th, about four days before this ETF was going to launch for two and a half years, all he had heard about was, I'm trying to launch a Bitcoin ETF, I'm trying to launch a Bitcoin ETF. And so we were having dinner on a Sunday night and he said, dad, he's like are you going to be looking for a job next week. And he said you're going to get this thing launch. It's going to happen, right? I said, yeah, it's going to happen. And he said, so are you going to be looking for a job? And we had a good laugh about it. I said, well, it's kind of like we've been sprinting to get to the start line. It's not like we're sprinting to get to the finish line. So, those are my couple of light stories. What I would say is we are at an inflection point. And this inflection point is really about, the opportunity to take crypto to the next level. And, you know, we've been having lots of, of, of conversations around what a Bitcoin ETF means to the marketplace. And we've been having lots of conversations with advisors, over the past two and a half years. And those conversations have been, you know, pretty unique. And it starts with, well, I would never really use Bitcoin to buy a coffee in the morning. I would never really use bitcoin as a currency. Like, why would I ever do that? And the answer to that question is if you're in the U.S. market, you probably wouldn't. It doesn't make sense to do that because you have dollars in a Fiat, and you know that that works well. And you have, you know, a central government that has pretty strong monetary policy. And so you don't have to, you know, be worried that your currency is totally going to be devalued because you have hyperinflation year over year. But, you know, it might be a useful currency if you're not in the US market or you're in a country that you know, doesn't have a stable monetary policy or doesn't have a stable, you know, economy and does, you know, have hyperinflation year over year. But but my journey is I'm an ETF guy. I've been an ETF guy almost my entire career. I started on the floors of the stock exchanges and I, you know, in traditional finance. And I spent some time in an exchange in. Launching new ETFs and innovating and doing cool stuff. And and I was the CEO of this indexing company based in Dallas. And then I got a phone call from our CEO, Michael Sonnenshein, and he said, hey, I'd love for you to come over here and, you know, help us launch this ETF. And I said, that's really cute. But like, I've got a really cool opportunity here, and I'm running this business. And, you know, we got talking about it. And I had been introduced to Bitcoin in 2013 when I was at Nasdaq. And you know, a really prominent 40 act ETF attorney called me and said, hey, you know, I've got this unique idea to try and launch an ETF. And I said, great, I took all I took all meetings for people that call and said, I want to launch an ETF. And she said to me, it's going to be based on Bitcoin. And I said, what? She said, it's a digital currency. And I said, what are you talking about? And so that was the first time I heard about it. Now if my wife was here, she'd raise her hand or put into Slido. Yeah. And he didn't buy any in 2013. So she's she's reminded me of that many times. But that was the first time I thought about this. And I'm all about innovating. And ETFs are all about democratizing investments. And I had been, you know, the biggest believer in ETFs. And and my journey started on the floor of the American Stock Exchange where I was trading small cap oil and gas companies and small cap mining companies. But up on the mezzanine, which is like, you know, the balcony at the American Stock Exchange, which is now like, you know, residential building. There was this massive, massive pool of capital and about

100 guys that were trading up there, and it was the loudest section of the American Stock Exchange. I was like, what is happening up there? And that was the ETF pit. And Steve Commercial was up in that ETF pit. And all roads and ETFs lead back to the American Stock Exchange. One of the greatest opportunities where innovation happened in the financial markets for me. And I said we're never going to see another innovation like this in my lifetime. I got to get involved in ETFs. I don't want to be trading small cap mining companies. And so I found my way into the ETF market and kind of became one of the ETF experts and as John said, sat in different legs of the ETF stool. And I traded these things and I launched these things. And I bunch of regulatory engagement when I was at Nasdaq. And then I worked at one of the largest ETF issuers in the world. And then I worked as a CEO of an indexer. And then I got this call to make the next greatest innovation in ETFs, which is to launch a Bitcoin ETF. And it's not dissimilar to what happened with the first ETF that came to market in 1993. Spy, S&P 500 exposure, the most basic exposures plain vanilla stuff. But in 1993 that was innovative. Like in 1993, you couldn't get S&P market weighted market cap weighted exposure at just a regular old retail investor was a pretty sophisticated institutional class of exposure. Not many people know that the ETF innovation for Spy coming to market really came out of the 87 crash. A few people around here, not many people on our research team, but a few people around here lived the 87 crash. It was scary. But an SEC commissioner, in a speech, in Japan, said, we need to find a way to trade a, you know, a basket of securities on the floor of the New York Stock Exchange, because we need to have something to hedge the broader market. If the market is really snowballing in one direction, we need to hedge. And that was the seed. That kernel that turned into the first ETF in the US market took six years. Not a dissimilar story. Bitcoin ETF took about ten years. This innovation takes time. It's about engagement with the commission. It's about engagement with regulatory agencies. We're going to hear a bunch about that from Craig. And it's really about you know, championing that you know, care and concern around investor protection, which we think is really important. But this innovation, this crypto innovation merging with this ETF innovation is creating a crescendo. And the conversations that we had with advisors before the ETF was launched, after we got over that hump of, yeah, you're not going to use Bitcoin to buy a cup of coffee. Then the question was, well, where the hell does this fit in my portfolio? Is it an alt? And we're like, well not really. I mean, you could throw it in your kind of alt exposure because it doesn't fit anywhere else. Like that's the first thing that comes to mind. This is really not an all. Bitcoin could be different things to different people. It can actually be a currency. It was built to be a currency. It can be a currency for people that need it to be that. But really it's more of a store of value to many people. But for me it's more of an innovation. It's a technology innovation that is going to change the way we do everything. And I wasn't there two and a half years ago when I joined Grayscale. My journey was I'm an ETF guy. I have innovated in ETFs. We'll do this too. We'll make sure that we construct this thing in a way that when it trades on the New York Stock Exchange, the. Value of the underlying asset. Ties very closely to the value of the ETF. We're going to build this thing with a tremendous amount of credibility. We are going to democratize this asset class to everybody. But I'm solely focused on ETF. I've changed my tune. Think about a few different innovations that we've all had in our lifetimes. ETFs is the first one for me, meant the world to me. You know, has, you know, helped me professionally. It's helped me personally. It's been great. I'm a huge believer. I'll go toe to toe with anyone in the world. On why ETFs are one of the greatest financial innovations. We can do that during the break if you want. But the first innovation, when I was on the floor of the American Stock Exchange was about 1998, 1999. I saw Jeff Bezos on TV and he was like, we're going to create a marketplace on the internet. And I was too young and stupid to buy the stock. And I was like, this guy's out of his mind. There are two borders books down here. There are two Barnes and Nobles up there. Why would I ever send, you know, use the internet to buy something? And I remember that the first kind of use case for this innovation was communication for me. And it was very, very valuable. It was very useful for me email, chat rooms, things like that. It was like super useful. So this like technology innovation, the internet allowed me to communicate more efficiently with my friends. Now I'm not that old, but I didn't have email in college. Another thing that my research team can't figure out when I tell them that. But it was an innovation that over time went from a communication tool, and then it kind of permeated my entire life. It cut across every sector of my life. A second time around was a smartphone. The smartphone came around. Another thing my research team is like, wait a minute, they've lived their whole life with a smartphone. But I was like, the greatest thing about the smartphone is I didn't have to carry my MP3 player and my phone around with me. Like, I smashed together these two things that I had to carry around. It was amazing. I didn't get my smartphone and say, oh, this thing stinks because I can't get a taxi out in front of my house when I want to leave and go someplace in New York City. I was like, this is fascinating. So it was like entertainment and communication smashed together. But then again, this technology innovation across every sector of my life. Now the third time around with this whole crypto thing. The problem is for me is the first application of this technology. Innovation is useless to me because I don't need a currency and that is what I did. Originally. I dismissed this disruptive technology because the first application of it was useless to me. But the truth of the matter is, I'm not going to be dumb this time around. I'm not going to do the, you know, Shun Bezos. I'm going to say this is actually going to permeate my entire life. It is going to have applications that are going to cut across every sector of my life. And now that I've been sitting in the Grayscale seat for two and a half years, and now that we've gotten this kind of ETF launched, it's going to be this opportunity for an inflection point for people to recognize that this is a disruptive technology that is going to cut across all sectors of our life. So the inflection point is about now we have an ETF. Now the advisors in the room who have been, you know, saying to their clients, look, you know, you don't really have access to crypto on this platform. The broker dealer doesn't allow it. I don't know what to tell you. The last bull run. You know what else we heard from advisors? People were saying, well, I want access to it. Okay, take 3%, go put it in Coinbase or get access to it yourself or manage it yourself. But, I can't do it on the platform. And that 3% probably turned into 20% of their portfolio. But you didn't have transparency into it and you certainly didn't, you know, get paid on the assets that were no longer on your platform. That's a problem, too, but it's more about that transparency. Well, now you have an ETF. These ETFs are going to be onboarded at these brokers broker dealer platforms. Your clients are educated about this. They've had experience. They're going to be asking questions. You need to understand it. Understanding this and understanding this new asset class is going to be about education. Education is going to be about partnership. Partnership is going to be up trust. Trust is going to be making sure that you recognize that every ETF is not created equally, and every ETF issuer is not created equally. If there's one thing that I've learned in my career in ETFs, that is the truth. Not every ETF is created. Equally, not every ETF issuers create equally. I'll say it again. So you get a finance ETF, you could have 60 of them out. Their return profiles will probably be -10% the plus 50% because they're constructed in different ways. So you have to understand exactly what you're investing in and you got to know who you're partnering with. We're here to educate. We're here to have an opportunity for you to ask questions and to make sure that you are understanding exactly what you're investing in, the people that are going to be on the stage tonight, excuse me, today are some of the most educated in the world on this. Have been doing it for over a decade. Grayscale's been doing this for over a decade. I heard some chatter out in the crowd. Oh, I own GBTC for five, six years. Oh, it's been a roller coaster ride. It has been. No one's saying that Bitcoin is not volatile. Bitcoin is volatile. But on the day that the Bitcoin ETF launched, there were 201 ETFs that had higher annualized volatility, the bitcoin loans taking volatility out of the marketplace. And no one saying the Bitcoin's not volatile, but it's about educating yourself and understanding exactly where this fits into each of your client's portfolios, for what reason and how it fits. So maybe somebody has a gold bug and they really believe in scarcity value. Great. Maybe you pull a little gold allocation and add to the Bitcoin allocation. Maybe somebody has a high growth potential, a high growth interest and is really interested in technology and small cap tech. Maybe you pull back a little on the small cap tech and you add a little Bitcoin ETF to your exposure. These are the conversations that we want to have today. These are the conversations that we think your clients are going to be asking you. Now. There's been tremendous, tremendous validation for this asset class. The largest banks in the world, many of which their CEOs have been panning Bitcoin as a terrorism tool, have jumped in the fray in the background behind the ETF to make sure the plumbing is working. Acting as a market maker, acting as an authorized participant. Making sure that the plumbing is working. Some of the largest institutions in the world. And some of the largest asset managers in the world have also jumped into the fray. Now we did a lot of hard work. Yeah, we fought the SEC. We'll talk about that with Craig in a few minutes and we won. Some people say we gave Gary Gensler bloody nose whatever. That's their language, not mine. But this wasn't about thumbs up or thumbs down to Bitcoin. This is about ensuring that we are being treated fairly as an organization in a company that's regulated by the SEC. So today is going to be an awesome opportunity to talk about this inflection point. That's my journey. That's my story. This is a disruptive technology. Don't be the schmuck that I was in 1999 saying that Bezos was a dummy. I wish I didn't do that. And today's about making sure that we can educate you guys in the right way. So I'm going to take some questions right now. From Slido. So do we think we're going to, continue to see inflows into, the ETFs? 1,000%. So what we have seen with the launch of the Bitcoin ETFs, has been the same old story. And it's also been something is totally unprecedented. We've never seen anything in the ETF market where ten ETFs came to market in the same day. We never saw a situation where we had $4.3 billion, traded notionally on day one in the class. But 1.8 billion was traded in GBTC on that first day. That was like a top ten ETF, trading value that day. I mean, there's tremendous, tremendous interest here. So there's competition across these asset managers. But also it means that these ten asset managers all have their tentacles out to the broadest range of the market. And these products have seen about 10 billion in inflows. We haven't even gotten them onboarded at some of the broker dealers that you guys probably work for. Once that onboarding happens, we're going to see a tremendous amount of, I think, velocity, in the form of inflows coming into the ETFs. I think they're going to be added to models. I think some of the largest asset managers are diligence ETFs and ETF as well, to ensure they understand precisely how we are operating as an asset manager and how the products are behaving. We have a ten year track record. We know what we're doing here. We've been running a Bitcoin fund for a very long time. And so they're getting comfort with the fact that we know how to operate this fund and that they can have confidence to make allocations into their model portfolios. I think absolutely, the aim is going to grow. Will it be other wrappers besides ETFs? 100%. You know, we have kind of broken the wall down in terms of having the ETF come to market, but I would anticipate that you're going to see a more wrapper agnostic approach from Grayscale in the future. You know, SMAs, you know, other private funds. But certainly ETFs is going to be something that's going to fit into the broker dealer portfolios. And that's something we're really focused on right now. Grayscale's ETF and some of the competitive advantages I said before. Not every ETF equally not every ETF issuer is created equally. A couple of things. Now the quickest thing to look at is expense ratio. And that's one thing that's very important to look at. But that's an explicit cost. There's a tremendous amount of implicit costs as well. Those implicit costs come from the cost to actually execute the product and liquidity profile the product. And so, you know, you have a ten year track record with Grayscale. You have one of the most liquid Bitcoin ETFs in market. You have incredibly tight bid ask spreads. So the cost to you to kind of buy the product and sell the product, plus your expense ratio is going to be your total cost of ownership. And some of the newer products, since they don't have any assets in them, are trading at pretty significant premiums. And so if you buy into a product that's trading at a 50 basis point premium, you might be, you know, thrilled that you're only paying a few basis points or maybe get a fee waiver for the first, whatever, six months or whatever they have on. But keep in mind that you just paid 50 basis points premium to the price of the underlying asset, and where's that going to be trading when you're selling that product? Our product has been very, very closely tracking, its net asset value, very closely tracking the intrinsic value of the underlying Bitcoin. And again, it's indicative of the liquidity profile of our product. It's indicative of the ten year track record and some derivative of Grayscale being in this asset class for ten years, not just showing up about six months ago to get prepared for an ETF launch. Cryptocurrency. The future of cryptocurrency. I think we'll probably get into that with the research team going forward. But again, Bitcoin is kind of the first application, and that's an application that seems kind of, you know, useless for us in the US market, perhaps as a currency. But as we're thinking about, you know, other applications and as we're kind of cutting across is this disruptive technology is cutting across different sectors of our lives. We're going to see more and more applications that are going to be useful. And I think we're going to talk about that when we get our research team up here. The difference between GBTC and the ETF. Great question. GBTC is the ETF. So GBTC was initially launched as a private placement. that ultimately got quoted on the over-the-counter markets. And for a long time it was kind of behaving like a closed end fund. So that product was trading at premiums and sometimes trading at discounts. And we championed the process to, you know, uplist GBTC to the New York Stock Exchange and allow it to be trading as an ETF. And ultimately we'll have the opportunity to have simultaneous creation and redemption. And that's kind of a hallmark of how ETFs work. That simultaneous creation and redemption is precisely the mechanics that allow for the ETF to incredibly, incredibly tightly track the net asset value of the ETF. And that's what's been happening since January 11th when the product started trading. And so people are like, gosh, how could this thing be trading a penny y. That's two basis points. It costs way more to buy or sell Bitcoin just like Spy is trading a penny wide or GLD is trading a penny wide. It's a lot more expensive to buy the 500 names in the S&P 500 than the fraction of a basis point that Spy is trading. It's the magic of an ETF is democratizing investing for everybody. You have the same experience with the largest institution in the world for your label and his fidelity account. You go and you go to the exchange. You buy that ETF, you sell that ETF. It's democratizing investing and having the opportunity for investors to invest with a tremendous amount of confidence and knowing that they're going to be able to buy and sell this ETF, that ETF is going to track the net asset value, and it's backed by Grayscale. With a decade of experience as a crypto specialist. So my time is up, but I appreciate the questions. Keep using Slido. And, I'm going to introduce, Craig Salm, who's our chief legal officer. Regulation when you talk about AI. I can't believe regulation didn't come up on the word cloud. Craig, sounds like chief legal officer. I can't think of anybody who has been kind of more at the forefront of the regulatory landscape than Craig. You know, I was on a panel recently and they said, you know, you fought the law and you won. The law didn't win. Well, Craig was really at the forefront of that. Craig is going to talk a little bit about the regulatory landscape, and he's going to talk about, a little bit of the timeline that we went on to turn GBTC from a publicly, traded private placement to become an ETF traded on the New York Stock Exchange. So join me in welcoming Craig Salm to the stage. And thank you very much for your time I appreciate it.

Salm And the. All right. Can you all hear me? Coming in. Cool. So before Dave gave that very nice introduction, I was going to make the joke that the reason why the legal guy is talking about regulation so early in the morning is because you're all caffeinated, and hopefully you'll stay awake through my little spiel. But the law and regulation in crypto actually is very interesting and exciting. Part of the reason for that is because crypto itself was invented 15 years ago, as John mentioned. In a world where you have laws, rules, and regulations that were written without the internet in mind, let alone cryptocurrency and blockchain technology. But another reason is because there's this common misconception that bitcoin and crypto are not regulated. It's a very common and easy to understand misconception. You'll see no shortage of studies of financial advisors and investors where they're asked if they've invested in crypto or not invested in crypto. What is the reason? A common reason is because there's a lack of regulatory clarity. And if you ask them, well, what will change your view and allow you to invest in crypto or put your clients in the crypto. They often say better regulation. But in my view, actually to change this slide here, if we go to the next slide, I is controlling it. In our view that is a, a fallacy because crypto and especially Bitcoin actually is quite regulated. If you go back to 2013, even in the US, you had the Financial Crimes Enforcement Network, which is FinCEN, a division of the Treasury, came out with extensive guidance explaining that Bitcoin or what they confusingly called convertible virtual currency, since it could be converted into fiat currency, was money. And that was a really big deal because it meant that any companies engaged in Bitcoin. So exchanges, custodians that were transacting with bitcoin were money service businesses or money transmitters. And so they therefore were subject to the Bank Secrecy Act and all of the record keeping, compliance policies, procedures, anti-money laundering, know your customer, all those things that any other bank or other financial services company is subject to, those companies would be subject to it as well. So that was a really important step forward in the regulation of Bitcoin. Not shortly thereafter, the IRS came out and said that Bitcoin and virtual currency, another term that was used was property. And so this was another big step forward for crypto regulation, because it meant that from an investor's perspective, if you were investing in Bitcoin, then your gains or losses would be capital gains and losses. And so you could easily report that to the IRS. Another really important anecdote that came up in between, the IRS guidance and the FinCEN guidance was that the US marshals office, which is a part of the U.S government, of course, has seized bitcoins from an early digital marketplace and then later sold those bitcoins back to the public. And so you have the U.S government selling bitcoin back to the public. It seems likely that they're not going to make Bitcoin illegal or otherwise not view it as legitimate. That's certainly in contrast to other things. The U.S government can seize that. They're not going to sell back to the public, and you can use your imagination for what those things might be. Fast forwarding to 2014, another regulator, the Commodities Futures Trading Commission, or the CFTC, came out and said that they viewed Bitcoin as a commodity. That was another really important step forward, because now it meant that the underlying crypto and bitcoin markets, which are commodity markets, would be able to have fraud and manipulation oversight from the CFTC. And any derivative contracts like Bitcoin futures would be directly regulated by the CFTC. Some folks now come in and say, well, the CFTC can bring charges for fraud or manipulation against those transacting in Bitcoin, but that's not really like a surveil the marketplace that you have with other asset classes like stocks and bonds. But that's the same thing with gold, with oil, with corn, wheat, every other commodity. The CFTC does not have direct oversight over those markets, but nobody's going to say that those assets are not regulated enough to invest in. So another really important milestone for Bitcoin regulation. Then if you fast forward to 2018. The SEC and the the director of the Division of Corporation Finance at the time had a now famous speech where he said that Bitcoin and another digital asset, Ethereum, were not securities or commodities, and they presented a way that you could apply their analysis to. Other cryptocurrency is called the Howey Test. So at this point you have FinCEN, the IRS, CFTC, SEC all coming out and bringing what we really believe is regulatory clarity, at least for Bitcoin, the most prominent and well known digital asset. And so our view for a long time has been well, it's a fallacy that Bitcoin is not regulated because you have every relevant US federal regulator giving their view on it. And from the investor's perspective, that's the kind of clarity that you need to invest in the asset class. Still, you will hear that there needs to be more regulatory clarity around the whole asset class, and I wouldn't necessarily disagree with that. But what that really applies to is the spectrum of other digital assets, things like decentralized finance or stablecoins, which are just more complex types of use cases that regulators still need to grapple with. And so we look forward to seeing more regulation there. One thing that I and the Grayscale team spent a lot of time doing is going down to D.C., meeting with members of Congress, in the House and the Senate. Republican, Democrat. All of them are really interested in this asset class. From the Republicans perspective, they see open markets and removing intermediaries as a really great way to have the U.S. stay competitive with the rest of the world in this asset class. And then on the Democratic side, they view the democratization of finance as something that they want to support for their constituents. We're often down there speaking with folks in the House Agriculture Committee for the cryptocurrencies that are commodities. The Senate Banking Committee, the Senate Agriculture Committee, and the House Financial Services Committee. Those are the relevant committees have been Congress that have really honed in on on crypto. And just last year, actually, for the first time, you had two bills in the House Pass committee, which is the first time that has ever happened. One bill is focused on stablecoins, which are a very prominent and easy to understand use case within crypto. And then the other is a market structure bill that focuses on those questions around what assets are commodities versus securities for the assets beyond Bitcoin and Ethereum, the regulators have not yet opined on, as well as how will the market participants be further regulated? So those are the exchanges, the brokers, the dealers, the custodians. So that is progress we had never seen before. The fact that you have two bills making their way through committee eventually will go to a House vote, eventually could go to the Senate. That would bring even more regulatory clarity to the asset class and allow a lot of investors that still been waiting on the sidelines, waiting for that clarity to come. To really make their allocation. So I have a lot of hope for what has happened and what will happen. But I think it dispels the myth that Bitcoin especially is not regulated. next slide. If we can go to that. So I just gave a, a summary of where crypto regulation has come from, where it started. I now want to give a overview of the journey that Grayscale went through in the context of working with our own regulator, the SEC, to convert our flagship product, Grayscale Bitcoin Trust, into a Bitcoin ETF. And the common theme that you will see arise in this story is one Grayscale, always working to bring more access to this asset class through regulated investment vehicles. To the benefits of working constructively with regulators since we operate regulated vehicles and getting them comfortable with this technology and this asset class is always going to be important. And then three, us always striving to make our products safer and more protective for our investors. So in 2013, we launched Grayscale Bitcoin Trust. Just as a private placement vehicle only offered to accredited investors, and those investors were subject to a one year lockup period. And the reason for that was because at the time, the SEC was still not yet comfortable with putting Bitcoin into an ETF, which is really the most optimal way, in our opinion, to gain access and exposure to any asset class, whether it's stocks, bonds, commodities or cryptocurrencies. But the SEC just was not yet there. They had only been opining, as I mentioned on the other slide up to 2018. So in 2013, it was a very limited kind of offering the kind of access product we could we could offer. Nonetheless, it was successful. We saw a lot of investors come in, and then we started to think, well, what are other ways that we could allow this vehicle to be even more accessible for investors? And something innovative that we did is in the US, if you offer a private investment vehicle and those investors hold their investment for at least one year, then the SEC is of the view that they've borne the risk of that investment for long enough that they can sell it to not just accredited investors, but retail Investors. The only problem is that if you don't have somebody to sell to you, then you're not going to have that transaction cross. And so we work with another regulator, Finra, to develop a public quotation on the over-the-counter markets for all those shares that were created in the private placement, to then be sold freely to retail investors that were not accredited, but could buy from those private placement investors. And so in 2015, Grayscale Bitcoin Trust started its public quotation as ticker symbol GBTC. And that's how a lot of investors have come to know us. But as Dave mentioned, GBTC back then it was more like a closed end fund. It didn't have the mechanics of an ETF, which allow for premiums and discounts to be closed with creations that can happen for premiums, redemptions that can happen for discounts. And so we decided to go to the SEC and say GBTC is already publicly trading. It's not the best vehicle it can be because it's not an ETF. So would you allow us to turn this product into an ETF? This was around 2016 2017. You had a lot of other issuers go to the SEC as well with a similar case, but they were looking to launch a new product. Whether we were looking to convert our product into an ETF. At that time, unfortunately, the SEC told us and others that they were not yet there with a Bitcoin ETF. And the reason they cited were the potential for fraud and manipulation in the underlying Bitcoin markets. We didn't agree, but it wasn't really something that we felt was worth pushing at that time. So we went back operating GBTC as the closed end kind of fund. And we started to think, well, if we can't have an ETF, what's another way we can make this product even better, safer, more transparent for investors? And we went to the SEC and said, would you allow us to report to you become an SEC reporting company? This is kind of a concept that no one really talks about, because it's an assumption with every other publicly traded vehicle, whether it's a, you know, Apple stock or a spyder gold trust. They're all SEC reporting. It just comes with the territory. But because this is crypto, we had to voluntarily go to the SEC and ask for permission to do this. And when we first asked them, they said no. Which seems very strange because if you're the SEC, why would you not want a company to voluntarily report to you? Why would you not want them to be further within your regulatory perimeter? And it became clear that at the time, this was right after ETFs were denied. And in our case, we pulled our ETF application. They just didn't want to do anything to signal to the market that they were more comfortable with Bitcoin. So we went back operated GBTC as is. And then we actually got a phone call that following summer in 2018 from the SEC. They said, hey, remember that request you made to file. It's called a form ten to become SEC reporting. You can go ahead and do that but submitted confidentially because we want to work with you in private to get through all the issues that we have. If you file one of these form tens, it goes automatically effective after 60 days. Again, that policy of yes, this is not going to, you know, resist somebody becoming us supporting it can just happen automatically. But they wanted us to do it confidentially because they want to work through those issues, not have this automatically become effective. So we made that submission. And summer of 2018 had a really good engagement with the commission, essentially every single division within the SEC. They asked really good questions around how Bitcoin works, its use cases, how it trades, how we think about custody, how we think about accounting and tax reporting, all really thoughtful questions you would want to get from your regulator. That was about a year and a half long process. And I remember it was, you know, late December of 2019, getting a phone call from people at the SEC, essentially on New Year's Eve, asking for just a last couple of changes to our registration statement before they allow it to go effective. So people were all looking at this very closely because they saw how important you would be once you were to have a Bitcoin vehicle become SEC reporting. And then in January of 2020, GBTC became the first digital currency SEC reporting investor vehicle, which was a huge milestone for our investors. It meant that GBTC would start filing 10-K 10QS audited financial statements with the SEC. Fast forwarding a bit to 2021. We had a new commissioner who started to say really interesting things about Bitcoin. There was a speech which is now also famous as well, where he said he would look forward to seeing applications for Bitcoin ETFs provided they would hold a derivative of Bitcoin Bitcoin futures. This was interesting to us because on the one hand, it's great to see the SEC coming out with positive statements about Bitcoin. But it was confusing because if the SEC is concerned all along had been around fraud and manipulation in the underlying Bitcoin markets, well, how could they be okay with Bitcoin futures but not spot bitcoin. Bitcoin futures are derravatives of Bitcoin and therefore inherent all of the same risks and things like fraud or manipulation, if you think that's there. Nonetheless, we kind of are waiting to see what would happen and getting ready to resubmit our application to convert GBTC into an ETF. And then in August of 2020 or October of 2021, the first bitcoin futures ETF started trading. And on that very same day, Grayscale refiled to turn GBTC into an ETF. The reason being, if the SEC is now okay with Bitcoin futures, they should also be okay with a Bitcoin ETF or a spot Bitcoin ETF. That then kicked off a 240 day period where the US public was able to send in comment letters expressing their view of why the SEC should or should not approve. And we launched a campaign to activate our nearly 1 million investor base because we want them to be a part of the process and educate them about this whole SEC review period. We then broke a record of having 11.5 thousand comment letters submitted to the SEC. 99% of them were all in favor. The only other, question or rule change of the SEC that actually surpasses 11.5 thousand was the ESG rule. So I think that goes to show how important this issue was to a lot of the US public. Unfortunately, fast forwarding to that 240 day period, we ultimately were denied by the SEC. And on that very same day, again, we filed a lawsuit in the DC circuit challenging that decision, because for us, it just didn't make any sense that the SEC could be okay with Bitcoin futures but not spot bitcoin. And we felt we had a very strong common sense and compelling argument. We also have nearly a million investors who want us to fight for them and want GBTC to become that really optimal investment vehicle. And so we made a very difficult decision to file this lawsuit. Before then, we had hired a gentleman named Donald Verrilli, who was the solicitor general, for the Obama administration. So he was the one representing the US government and the Supreme Court. Essentially, you know, one of the best legal minds you could possibly have if you're going to go up against the SEC. So that then started off that I want to hear one and a half year long process of suing the SEC. We got a lot of supportive amicus briefs from folks like the Chamber of Commerce, from SEC, CFTC and OSC officials, Republicans and Democrat, all making that strong case of why the SEC should approve our application. We then had oral arguments, in June of 2022. And, that was a very interesting experience because leading up to oral arguments, Bloomberg ETF analysts were giving us a 40% chance of winning. But then when we had oral arguments, the SEC got completely grilled. There was a judge named Naomi Rao who was a Trump appointee, who really drilled into the inconsistency of the SEC favoring futures and not spot. And she was really on point of seeing arguments. And after oral arguments, those Bloomberg ETF analysts actually flipped their predictions of us having a 40% chance of winning to us having a 70% chance of winning. So totally flipped the narrative. And then a few months later, we then won by A 3-0 vote, in the DC circuit. And the opinion was, as the size of it possibly could have been, a very clear cut argument. And then that really sealed the deal for the ultimate ETF approval in the US. Fast forwarding to June to January of this year. And Grayscale, was able to successfully uplist GBTC as a Bitcoin ETF. So I think overall shows the benefits of working with the SEC. We often get asked, you know, you say you're constructive with the SEC, but you also sue them the whole time. It was a very respectful relationship. And we still have a very good open dialog with them, since we have other products that we eventually would like to turn into ETFs as well. So, yeah. So that was the journey. And I think overall it shows the benefits of working with regulators and us also striving to make our products even safer for investors. I'm now going to go to any questions on the iPad. Has the SEC provided any insight into how they think about cryptocurrencies beyond Bitcoin and Ethereum? So that speech that I mentioned in 2018 from the SEC is Division of Corporation Finance. They really laid out a framework of how they think about digital assets using that Howey test. It's a four prong test. And what it essentially gets to is if you have an asset that has a very viable use case and a functional network and a distributed network with no central reliance on any one individual or company, that's going to look more like a commodity versus having a network that has not yet fully been. Developed is reliant on a single company or a protocol team that looks more like a security, since it's more of an investment in something that doesn't yet exist. How would a Republican president or new SEC chairperson impact the crypto landscape? So as I mentioned, the Republicans generally view crypto as something that can enhance U.S. competitiveness, open up free markets because it disintermediated lots of intermediaries that are involved in financial transactions. And so I would think a Republican president from that regard would be good for crypto, because generally when you have Republican presidents, you have a less involved regulator who is not so much, a regulator as a disclosure regulator. So it could be good that way. But Democratic presidents can also be good because of democratizing finance and the value they see with crypto in their. So I think it really depends on on who the, the particular individual is. Let's see what else there is. What do you think is the biggest hurdle for crypto in 2024? I do really think these, these bills that are making their way through the house will be very beneficial for the assets beyond Bitcoin, Ethereum. And so that's what I'm looking forward to. I'm now going to pass the stage on to Michael Sonnenshein who's going to give us a crypto masterclass. So thank you

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